UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15179

First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Precidian ETFs Trust

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

john.mcguire@morganlewis.com

Page 1 of 30 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on January 14, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETFs Trust Precidian ETF Trust II Precidian Funds LLC Foreside Fund Services, LLC File No. 812-15179	First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

     In this first amended and restated application, Precidian ETFs Trust, Precidian ETF Trust II (each a “Trust” and together, the “Trusts”), Precidian Funds LLC (the “Initial Adviser”), and Foreside Fund Services, LLC (the “Initial Distributor,” and collectively with the Trusts and the Initial Adviser, the “Applicants”) apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order issued to Applicants under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”), which permits registered open-end investment companies (each individually a “Fund” and collectively the “Funds”) that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition (“Application”).1

1	The Applicants previously submitted an application with the Commission (File No. 812-14405), as amended and restated and filed with the Commission on April 4, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33440 dated April 8, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33477 dated May 20, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application. Pursuant to the Commission’s adoption of Rule 12d1-4 under the Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, will expire on January 19, 2022, one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, Investment Company Act Release No. 10871 (Oct. 7, 2020), at III.

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The Prior Order permits the Trusts to create and operate Funds that are actively managed ETFs.2 However, unlike traditional actively-managed ETFs, Applicants will operate Funds that are designed to provide an arbitrage mechanism that ensures Shares will trade at market prices that are at or close to the net asset value (“NAV”) per Share of the Fund without disclosing the Fund’s portfolio each day. Pursuant to the Prior Order and consistent with ETFs operating pursuant to Rule 6c-11 under the Act, Shares may only be issued to and redeemed by an “Authorized Participant.”3 Because Authorized Participants will not know what securities are in a Fund’s portfolio, or what securities are in a creation basket, the arbitrage mechanism contemplates each Fund providing a verified intraday indicative value (“VIIV”), calculated and disseminated every second throughout the trading day, that permits investors to know the underlying value of a Share throughout the day. The VIIV is equally available to, and easily usable by, all market participants. The VIIV, when compared to a market price, permits retail investors to easily make an informed decision when considering whether and/or when to purchase or sell Shares. The VIIV, when combined with the ability to create and redeem shares, provides arbitrageurs with the information and ability to take advantage of any slight premium or discount in the market price of Shares, which should, as with fully transparent ETFs, ensure that the Shares will trade at a market price at or close to the NAV per Share of the Fund.

2	The Prior Order permits (i) a Fund’s shares (“Shares”) to be listed and traded at negotiated prices on a national securities exchange, as defined in Section 2(a)(26) of the Act (“Exchange”), at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (each such specified aggregation of Shares a “Creation Unit”); and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

3	However, as described more fully in the Prior Application, to protect the identity and weighting of its Creation Basket (as defined in the Prior Application) and portfolio securities, the creation and redemption process for each Fund requires that creation and redemption transactions be effected through a confidential brokerage account with an agent, which will be a broker-dealer (“AP Representative”), for the benefit of an Authorized Participant.

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Pursuant to the Prior Order and consistent with traditional actively-managed ETFs at the time the Prior Order was issued, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (as those terms are defined in the Prior Application) are a pro rata slice of the Fund’s portfolio (referred to herein as a “Pro Rata Basket”), except in certain circumstances where cash may be substituted in lieu of securities.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Pro Rata Basket. As discussed below, Applicants believe that the ability to have additional basket flexibility would benefit investors through more efficient portfolio management. In addition, Applicants seek the flexibility for a Fund to engage in short selling, but only in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.  Applicants intend to segregate liquid assets to cover the short sales, either with cash equivalents or other Portfolio Instruments.4 Such flexibility would allow a Fund to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the Funds (each such Fund, a “Long/Short Fund”). In addition, beyond the additional basket flexibility described above, Applicants are seeking to amend the Prior Order to clarify and expand on when a Fund can accept or distribute cash in lieu of one or more securities that would otherwise be included in a Pro Rata Basket. Applicants believe that there are situations, as described more fully herein, where a Fund may be prohibited from transacting in certain securities (referred to herein as “Restricted Securities”), and rather than accepting or distributing cash in lieu of the entire basket, as permitted under the Prior Order, it would be beneficial and appropriate for a Fund to accept or distribute cash in lieu for those Restricted Securities. Finally, Applicants seek to amend the definition of Authorized Participant in the Prior Order to remove the requirement that Authorized Participants must be either (a) a participant in the Continuous Net Settlement System of the National Securities Clearing Corporation (a “Participating Member”) or (b) a Depository Trust Company participant (a “DTC Participant”). Applicants note that because all Authorized Participants are required to transact through an AP Representative, there is no operational need or regulatory benefit for requiring Authorized Participants to be either a Participating Member or a DTC Participant.

4	The Funds will comply with the asset coverage requirements for short sales under Rule 18f-4 under the Act.

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Except as noted herein, the Order would be subject to the same terms and conditions contained in the Prior Application and the Prior Order, which terms and conditions are hereby incorporated by reference into this Application.5

No form having been specifically prescribed for this Application, Applicants proceed pursuant to Rule 0-2 under the Act.

5	Applicants further request that, following approval, the terms and conditions of the Order will be deemed incorporated by reference to any application that incorporated by reference all the terms and conditions of the Prior Application and any amendments thereto.

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II.	APPLICANTS’ PROPOSALS

A.	BASKET FLEXIBILITY IN CREATION AND REDEMPTION PROCESS

1.            Additional Basket Flexibility

The Funds may determine that it is desirable to use Creation Baskets that differ from a Pro Rata Basket beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Pro Rata Basket, or are included in the Pro Rata Basket, but in different weightings.

The Funds will use the requested additional basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

A Fund may use a Creation Basket that contains instruments that are not included in a Pro Rata Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s actual portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s actual portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the actual portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction.

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Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser to use Creation Baskets that differ from a Pro Rata Basket when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.

2.            Revised Purchase and Redemption Procedures for Fund Shares

The names and quantities of the instruments that may constitute a Creation Basket6 will generally be the same as the Fund’s Pro Rata Basket, but a Fund may accept Creation Baskets that differ from the Pro Rata Basket. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other the Cash Amount. A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.7 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an AP, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

6	Deposit Instruments and Redemption Instruments may include cash and/or securities.

7	In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

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Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day’s Pro Rata Basket other than with respect to cash.

Each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the Act.8 The same as in Rule 6c-11, if a Fund utilizes a custom basket, these policies and procedures will also set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters, as well as specify the titles or roles of the employees of the Fund’s Adviser who are required to review each custom basket for compliance with those parameters.

Furthermore, each Fund will comply with the recordkeeping requirements of Rule 6c-11.9 In addition, pursuant to condition 10 herein, each Fund will fully disclose the Deposit Instruments and weightings of any Creation Basket that is not a Pro Rata Basket, and will maintain and preserve a copy of each such Creation Basket made available.

8	See Rule 6c-11(c)(3). For purposes of the requirement to comply with the policies and procedures provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under rule 6c-11(c)(3).

9	See Rule 6c-11(d)(2)(ii). For purposes of the requirement to comply with the recordkeeping provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

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3.            The Use Of Basket Flexibility Raises No New Policy Concerns

a.            Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Pro Rata Basket, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the ActiveShares® ETF structure is to facilitate the operation of Funds that limit susceptibility of their strategies to practices like “front running” Fund trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By using a Creation Basket that includes instruments that are not included in a Fund’s Pro Rata Basket, or are included in different percentages, and by publishing such Creation Basket on its website,10 the Fund would provide market participants with additional information about which instruments it adds or removes from the actual portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Pro Rata Basket, on the one hand, and the securities in the Fund’s actual portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current actual portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Pro Rata Basket or included with a different weighting.

10	See Section II.A.2.

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Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Pro Rata Basket.11 Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s actual portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.12 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Pro Rata Basket.

11	Because the ActiveShares® ETF structure uses the VIIV to fill any material information void that may be created by not disclosing a Fund’s actual portfolio, market participants are unaware of both what is in the Pro Rata Basket and in a Fund’s actual portfolio.

12	The Commission noted that the Funds proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of Funds that limit the Funds’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra Note 1.

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b.            Protection from Self-Dealing or Overreaching

Applicants believe that APs and other market participants will not have the ability to disadvantage a Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Pro Rata Basket. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.13

c.            Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of a Fund will comply with and, as stated in the Prior Order, agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein will not apply).

13	Exchange Traded Funds, SEC Final Rule Release Nos. 33-10695 & IC-33646, at 80-94 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”) (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

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In addition, the Funds’ actual portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the actual portfolio, including the AP Representatives, custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund’s use of, or conversations with APs about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day’s Pro Rata Basket other than with respect to cash.

4.            Comparability of Relief Sought to Prior Relief Granted

By adopting Rule 6c-11 under the Act, the Commission permitted ETFs to utilize “custom baskets.” As described above, the use of custom baskets pursuant to Rule 6c-11 is subject to certain additional requirements, such as requirements relating to recordkeeping and the adoption of more detailed written basket policies and procedures governing the construction, and process to be used for the acceptance of, custom baskets.14 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”15 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

14	See Rule 6c-11 Adopting Release, supra Note 14, at 86-89; see also Rule 6c-11(c)(3).

15	Id. at 16. See, e.g., Fidelity Beach Street Trust, et al., Investment Company Act Release No. 34350 (August 5, 2021) (order), where the Commission granted substantially identical relief.

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B.            LONG/SHORT FUNDS

1.            Fund Operations

The Long/Short Funds will operate in the same manner as the Funds, with two exceptions, (1) a Fund will, before the opening of regular trading on the Listing Exchange, disclose each short position held by the Fund that will be included in the next calculation of current net asset value per share; and (2) because short positions cannot be transferred in kind, cash will replace the net value of short positions in the Creation Basket. As previously approved by the Commission, the Long/Short Funds will provide a VIIV and will generally not publicly disclose its long portfolio holdings. Further, a Fund will only hold short positions in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.16

The VIIV will be calculated in the same manner for a Long/Short Fund. Pursuant to the Prior Order, the calculation of the VIIV has three key elements: all portfolio securities, whether a long or short position, will be valued throughout the trading day at the mid-point between the current national best bid and national best offer; the VIIV will be calculated to the nearest penny, permitting market participants to readily compare the VIIV to the current market price of a Fund’s Shares; and the Listing Exchange will disseminate the VIIV in one second intervals throughout the trading day.

16	In the Prior Order, Applicants stated that each Fund would invest only in “ETFs, Exchange-traded notes, Exchange listed common stocks, Exchange-traded preferred stocks, Exchange-traded ADRs, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures that trade contemporaneously with the ETF shares, as well as cash and cash equivalents.”

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2.            The Use of Short Positions Raises No New Policy Concerns

Applicants do not believe that the use of short positions related to the portfolio instruments held by a Fund will give rise to any new policy concerns. Most significantly, the VIIV will continue to serve as an effective alternative to full portfolio transparency for any Long/Short Funds. The disclosure of short positions as described above will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities. The inclusion of short positions in the portfolio instruments held by a Fund and disclosure of those short positions also will not disrupt the correlation between the VIIV and the actual portfolio. Applicants also believe that the pricing of short positions in the portfolio instruments held by a Fund should be as readily ascertainable as the pricing of long positions in those same instruments because the pricing of the short positions will reflect the liquidity and pricing transparency of the related instruments. As a result, Applicants expect that market makers will understand the value and risk of the actual portfolio such that they can make efficient markets in the Shares.

All of the other terms and conditions of the Prior Order will continue to apply to Long/Short Funds and will provide appropriate protections for shareholders, as previously described to the Commission in the Prior Application.

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3.            Comparability of Relief Sought to Prior Relief Granted

The Commission previously granted the Prior Order to permit the operations of the Funds.  As discussed above, Applicants do not believe that the ability for the Funds to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions will apply to the requested relief.  In addition, Applicants note that the Commission has granted numerous orders to permit fully transparent ETFs that track long/short indexes or that use short positions as part of active management strategies. 17 Such ETFs also may operate under Rule 6c-11 under the Act.  Accordingly, Applicants believe that the use of short positions by ETFs is well precedented. The difference between the transparent ETFs that use short positions and the Long/Short Funds will relate to the differences in transparency and the requirements of the Prior Order, as discussed above.

C.            CASH IN LIEU OF RESTRICTED SECURITIES

1.            Greater Flexibility in Substituting Cash

Applicants believe that there are times when a Fund, because of Fund level restrictions or sponsor level restrictions, which are discussed in more detail below, will not be able to accept or redeem certain securities in-kind, and the Fund would be required to transact in cash in lieu of securities. Currently, under the terms of the Prior Order, if a Fund was not permitted to transact in a security, the Fund would be forced, on any day a Fund is holding a security subject to a Fund level or sponsor level restriction, to require all purchases and redemptions be made entirely in cash. Consequently, Applicants seek to amend the Prior Order to provide greater flexibility on when a Fund can substitute cash in lieu of one or more securities.

17	See, e.g., New Age Alpha Advisors, LLC, Investment Company Act Release Nos. 33606 (Aug. 21, 2019) (notice) and 33628 (Sept. 17, 2019) (order) (standard index ETF application permitting long/short and 130/30 index ETFs); Alaia Capital, LLC, Investment Company Act Release Nos. 33580 (July 30, 2019) (notice) and 33621 (Sept. 10, 2019) (order) (standard active ETF application permitting active ETFs to enter into short positions).

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2.            Fund Level and Sponsor Level Restrictions

A Fund may find that it is not permitted to transact in a security for numerous reasons. The most common are referred to herein as “Fund Level Restrictions,” which can include limits imposed by the Act or limits imposed by fundamental or non-fundamental investment policies, where due to market movement, a Fund may not acquire additional shares of a specific security. One example of this would be where a diversified fund cannot acquire additional shares of a security because it would no longer be diversified. A Fund may also be restricted from transacting in a security because of restrictions on the Fund’s investment adviser, which are referred to herein as Sponsor Level Restrictions.” Examples of such Sponsor Level Restrictions could be the result of the investment adviser having material non-public information about a security that would restrict the adviser and the Fund from transacting in the security or a legal restrictions on investments in certain industries that apply to the adviser and its affiliates, including a Fund.18

3.            Changes to Role of AP Representative

Applicants seek to expand the role of the AP Representative in order to effectuate this change without resulting in any negative impact to the efficiency of the arbitrage mechanism. The operations of the AP Representative would remain largely the same as under the Prior Order with two exceptions.

[18]	See, e.g., Section 203(a)(2) of the Federal Power Act, 16 U.S.C. § 824b(a)(2).

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First, in the case of a creation order, the AP Representative would purchase the securities in the Creation Basket on behalf of an Authorized Participant and contribute them to the Fund in exchange for Shares of the Fund. However, to the extent that the Creation Basket contained a Restricted Security, the AP Representative would sell the Restricted Security at market on close, and contribute the resulting cash from that sale, along with the other securities in the Creation Basket, to the Fund. From the perspective of the Authorized Participant, nothing would be changed, the Authorized Participant would purchase and hold the securities in the Creation Basket through the AP Representative intraday, at an intraday price, and would obtain Shares of the Fund at the end of the day valued at the Fund’s net asset value.

Second, during a redemption, the AP Representative would, at the direction of the Authorized Participant put in a redemption request to the Fund and, as currently contemplated under the Prior Order, sell the securities in the Creation Basket intraday. If there were a restricted security in the Creation Basket, the AP Representative would receive cash in lieu of the Restricted Security, as well as the other securities in the Creation Basket. The AP Representative would purchase the Restricted Security, on behalf of the Authorized Participant, at market on close, using the cash received in lieu to pay for Restricted Security. The AP Representative would then be able to deliver the entire Creation Basket to close out the intraday sale on behalf of the Authorized Participant. Again, from the perspective of the Authorized Participant, nothing would change, they would enter into a redemption order and would receive redemption proceeds at the end of the day based on the end of the day net asset value.

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From the perspective of the Fund, the Fund would be required to notify the AP Representative of the identity of any restricted security in the Fund’s Creation Basket. This, however, is in lieu of requiring that the entire Creation Basket be contributed or redeemed in cash. Further, the Adviser would pay any transactional fees related to the purchase and/or sale of a Restricted Security by the AP Representative. Applicants acknowledge that this proposed amendment to the Prior Order would require a slightly larger role for the AP Representative in that there would an additional transaction, to purchase or sell a Restricted Security, for each such creation or redemption. While this would be a slight departure from the Prior Order, the Applicants note that, similar to the Prior Order, (a) the AP Representative would still only be purchasing or selling the securities in the Creation Basket on behalf of an Authorized Participant, intraday, during the day of the creation or redemption transaction, (b) the Authorized Participant would only be directing the timing of the purchase and sale of all the securities that make up the Creation Basket and would not know the specific securities in the Creation Basket being purchased or sold, and (c) the AP Representative would only be facilitating these additional transactions as part of a creation or redemption. Applicants believe that permitting the AP Representative to purchase and/or sell securities in the Creation Basket intraday to permit the fund to accept cash in lieu is a better solution for the Authorized Participant, the Fund, and Fund shareholders than forcing a Fund to do all cash creations or redemptions, which is currently the only other options.19

[19]	Because there would be no direct impact to the Authorized Participant, Applicants would not intend to treat baskets that include cash in lieu of a Restricted Security, as a “custom basket” under Rule 6c-11(d)(2)(ii).

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As a result, Applicants seek to amend the Prior Order to permit a Fund to accept and distribute cash in lieu whenever the Adviser, in the exercise of its fiduciary duty, determines that doing so is in the best interests of the Fund. In making that determination, the key consideration will be the benefit that would accrue to the Fund and its investors.

4.            Comparability of Relief Sought to Prior Relief Granted

Prior to the adoption of Rule 6c-11, many actively managed ETFs did not have the ability to substitute cash in lieu of a Restricted Security in an ETF’s creation basket. However, those ETFs, similar to the Funds, did have the ability to substitute cash in lieu for Portfolio Securities that are either (a) not available in sufficient quantity; or (b) not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Now, with the adoption of Rule 6c-11, ETFs relying on that rule are permitted to (1) use a standard creation basket that is representative of the securities in the ETF’s portfolio, thus allowing the ETF to exclude Restricted Securities from the basket, or (2) utilize a custom basket that specifically utilizes cash in lieu of a Restricted Security. Further, following the adoption of Rule 6c-11, the Commission has granted relief to other applicants that offer ETFs that do not provide daily disclosure of portfolio securities that permits those ETFs that normally issues and redeems Creation Units in kind to “require purchases and redemptions to be made entirely or in part on a cash basis.”20 Accordingly, Applicants believe the ability to substitute cash in lieu for a security in the Creation Basket is well precedented.

[20]	See, e.g., Fidelity Beach Street Trust, et al., Investment Company Act Release Nos. 33683 (November 14, 2019)(notice) and 33713 (December 10, 2019)(order) (emphasis added).

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D.	DEFINITION OF AUTHORIZED PARTICIPANT

1.	Change of Definition

In the Prior Order, Applicants sought to define an Authorized Participant in a way that was most consistent with industry norms. To that end, the Prior Application defined an Authorized Participant as a broker-dealer that is either a Participating Party or a DTC Participant, which in either case has executed an agreement (“Participant Agreement”) with the Distributor (as defined in the Prior Application), with respect to creations and redemptions of Creation Units. Applicants used this definition because it was a definition that was regularly used in exemptive applications for traditional fully transparent ETFs’ exemptive relief.21 Applicants also note that the Commission adopted a similar definition of authorized participant in Rule 6c-11 under the Act.22 Applicants believe that these definitions have been historically used because transactions between ETFs and Authorized Participants were primarily in-kind transactions, and an Authorized Participant typically wanted direct access to the institutional clearing systems used to settle ETF share transactions in the primary market. Applicants note that in response to the 2008 ETF rule proposal,23 in the comment letter from Barclays Global Fund Advisors (“BGFA”), the term authorized participant, which was not defined in the proposed rule, was defined as follows:

[21]	See, e.g., AQR Trust, et al., Investment Company Act Release Nos. 33342 (December 21, 2018)(notice) and 33347 (January 28, 2019)(order); Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 28933 (September 28, 2009)(notice) and 26006 (October 23, 2009)(order).

[22]	Rule 6c-11(a)(1) defines “authorized participant” as a member or participant of a clearing agency registered with the Commission, which has a written agreement with the ETF or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of creation units. But see, Exchange Traded Funds, Investment Company Act Release No. 28193 (March 11, 2008)(proposed rule), where the Commission in 2008 did not seek to define the term Authorized Participant.

[23]	Exchange Traded Funds, Investment Company Act Release No. 28193 (March 11, 2008)(Rule Proposal).

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An Authorized Participant is a professional trading firm that for its own reasons chooses to settle purchase and redemption transactions in ETF creation units (for its own account or for customers) directly with the ETF rather than through another professional trading firm. Authorized Participants may be specialists, market makers, brokers who clear trades for large institutional clients or specialized computer-based trading firms that trade in large volumes and prefer to manage their own transactions. An Authorized Participant must be a broker-dealer that has access to institutional clearing systems used to settle ETF share transactions in the primary market.24

This definition of Authorized Participant makes clear that, at least in 2008, it was commonly understood by one of the then largest sponsors of traditional fully transparent ETFs that an Authorized Participant was a broker-dealer who sought to settle purchases and redemptions with an ETF directly rather than through a different broker.

However, for a Fund, each Authorized Participant must transact through an AP Representative, which is a broker-dealer that has access to the institutional clearing systems. Consequently, an Authorized Participant for a Fund has no operational need to be a member or participant of a clearing agency. Further, Applicants are unaware of any public policy reason, why Authorized Participants should be limited to Participating Parties or DTC Participants. In the adopting release for Rule 6c-11,25 the Commission expressed no policy reason for the definition of Authorized Participant in that rule, but instead simply expressed a belief that it was “largely consistent with” the exemptive relief that the Commission had issued prior to adoption of the Rule. Applicants believe the definition was primarily descriptive, given that there was no policy reason articulated by the Commission.

[24]	See Comment Letter of BGFA (May 16, 2008) at footnote 11.

[25]	See Exchange Traded Funds, Investment Company Act Release No. 33646 (September 25, 2019)(final rule) at p. 170.

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2.            Impact of Broadening the Definition of Authorized Participant

Changing the definition of Authorized Participant would allow non-clearing broker-dealers, including market makers, to serve as Authorized Participants. This will have the effect of increasing the number of eligible Authorized Participants. Applicants believe that increasing the number of eligible Authorized Participants would likely result in more broker-dealers seeking to become Authorized Participants. While the number of Authorized Participants is not the primary driver of trading volume, Applicants believe that removing barriers that could allow for a more diverse group of active Authorized Participants could increase competition and help support increased trading volumes, which in turn would ultimately help narrow bid/ask spreads for investors. As the Commission has specifically acknowledged in its adoption of Rule 6c-11 and in the Traditional ETF exemptive relief it has issued generally, the arbitrage mechanism is a critical element of the functioning and success of all exchange traded funds and the success of the Funds would only stand to be improved by increasing the number of market participants willing to create or redeem shares.

At the same time, Applicants do not believe that changing the definition would have any negative impact on the Funds or their shareholders. Regardless of whether an Authorized Participant is or is not a clearing broker, clearance and settlement of creations units will operate in the same way. There will always be a member or participant of a clearing agency effecting the transaction, it will just not be the Authorized Participant. In the specific case of the Funds, as stated above and explained in the Prior Application, each Authorized Participant is restricted from transacting directly with a Fund, and instead must use an AP Representative that is responsible for the clearance and settlement of all purchases and redemptions of creation units, as well as clearance and settlement of Deposit Instruments and the Redemption Instruments. This includes both the in-kind portion and cash portion of any Creation Basket. So, as with most purchases and creations involving traditional fully transparent ETFs that primarily hold equity securities, if the AP Representative is settling Shares through the CNS System, the in-kind securities and cash that make up the Creation Basket will also settle through the CNS System. If the AP Representative is settling the Shares through DTC, the in-kind portion of the creation basket will settle through DTC and the cash portion of the creation basket will settle via Fedwire. In short, for Funds, the clearing and settlement of the Creation Basket and the Shares will not change if the Commission expands the definition of Authorized Participants to include broker-dealers that are not Participating Members or DTC Participants, or more generally not members or participant of a clearing agency registered with the Commission.

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Consequently, Applicants would like to revise the definition of Authorized Participant in the Prior Order so that, Authorized Participant means a broker-dealer that is, or its clearing broker is, a member or participant of a clearing agency registered with the Commission, which has a written agreement with a Fund or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Prior Order, except as specifically stated herein. For the reasons stated in the Prior Order and herein, Applicants believe that:

•	With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

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•	With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[26]

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

IV.	CONDITIONS

     Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, as well as the following new conditions, which will be labelled as Conditions A.10 and A.11, and the conditions under subsection B of the Prior Application will be appropriately renumbered:

10.	Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). In addition, each Fund will fully disclose the Deposit Instruments and weightings of any Creation Basket that is treated as a “custom basket,” and will maintain and preserve a copy of each such Creation Basket that is made available.

26	See supra note 1.

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11.	Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Pro Rata Basket will be treated as a “custom basket.” The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act, as amended.

V.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.	AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Mark Criscitello, Chairman of the Precidian ETFs Trust, is authorized to sign on behalf of Precidian ETFs Trust pursuant to his authority as Chairman of the Trust. Daniel J. McCabe, Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust.

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Mark Criscitello, a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC. Mark Fairbanks, Vice President of the Distributor is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETFs Trust		Precidian ETF Trust II

By:	/s/ Mark Criscitello	By:	/s/ Daniel J. McCabe
Title: Chairman		Title: Sole Trustee

Precidian Funds LLC		Foreside Fund Services, LLC

By:	Precidian Funds LLC	By:	Mark Fairbanks
Title: Sole Member		Title: Vice President

By:	Mark Criscitello
Title: Principal

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Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman

Dated: January 14, 2022

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VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Initial Trustee

Dated: January 14, 2022

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VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal
Dated: January 14, 2022

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VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President

Dated: January 14, 2022

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